SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-38490

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant's Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Attached to this Report on Form 6-K are the press releases issued by the registrant on July 27, 2026, and July 29, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: July 29, 2026	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

HIGHWAY HOLDINGS DECLARES US$0.05 CASH DIVIDEND PER SHARE; COMPANY SETS DIVIDEND RECORD AND DISTRIBUTION DATES

HONG KONG – July 27, 2026 – Highway Holdings Limited (Nasdaq: HIHO) today announced that the Company’s Board of Directors declared a cash dividend of $0.05 per common share. The dividend will be paid on September 22, 2026 to shareholders of record on August 8, 2026.

Roland Kohl, chairman, president and chief executive officer of Highway Holdings, commented, “We are pleased to declare a dividend that recognizes the loyalty of our shareholders and reflects our strengthened financial position and confidence in the Company’s future. We believe the Company finally has reached an important inflection point and is now better positioned to create long-term shareholder value.”

About Highway Holdings

Highway Holdings is an international manufacturer of a wide variety of high-quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative office is located in Hong Kong and its manufacturing facilities are located in Germany, Yangon, Myanmar and Shenzhen, China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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For further information, please contact:

Global IR Partners

David Pasquale

HIHO@globalirpartners.com

New York office : +1-914-337-8801

NEWS RELEASE

UPDATE: HIGHWAY HOLDINGS UPDATES RECORD DATE FOR US$0.05 CASH DIVIDEND PER SHARE

HONG KONG – July 29, 2026 – Highway Holdings Limited (Nasdaq: HIHO) today announced that the $0.05 per common share cash dividend declared by the Company’s Board of Directors will be paid on September 22, 2026 to shareholders of record on August 10, 2026, rather than August 8 as indicated in the Company’s press release on July 27, 2026.

Roland Kohl, chairman, president and chief executive officer of Highway Holdings, commented, “We are pleased to declare a dividend that recognizes the loyalty of our shareholders and reflects our strengthened financial position and confidence in the Company’s future. We believe the Company finally has reached an important inflection point and is now better positioned to create long-term shareholder value.”

About Highway Holdings

Highway Holdings is an international manufacturer of a wide variety of high-quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative office is located in Hong Kong and its manufacturing facilities are located in Germany, Yangon, Myanmar and Shenzhen, China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

# # #

For further information, please contact:

Global IR Partners

David Pasquale

HIHO@globalirpartners.com

New York office : +1-914-337-8801

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